ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

September 19, 2018

VIA EDGAR

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant” or the “Trust”)

File Nos. 811-22747

Dear Mr. Gregory,

This letter responds to supplemental oral comments provided on September 18, 2018 by you on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the registration statement on Form N-1A filed on June 13, 2018 by ALPS Series Trust pursuant to Form 485(a) (the “Post-Effective Amendment”) and CORRESP filed on September 17, 2018 responding to oral comments provided on July 20, 2018 by you. The filing relates to the offering of the American Independence Global Tactical Allocation Fund and American Independence Kansas Tax-Exempt Bond Fund, each a series of the Registrant (each, a “New Fund” and collectively, the “New Funds”).

Set forth below are the comments received from the Staff and the Registrant’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Post-Effective Amendment.

The Registrant acknowledges that comments specifically made by the Staff with respect to one fund may also apply to the other fund, and that comments made with reference to a particular page may also apply elsewhere in the Post-Effective Amendment.

Prospectus

All Funds

A.	Staff Comment: With respect to Comment and Response 30 regarding Rights of Accumulation, the new disclosure includes the following parenthetical information, “(excluding Class A shares acquired at NAV.)” Such disclosure is confusing. Please revise the disclosure to clarify the meaning of the quoted language.

Registrant’s Response: The bullet point will be revised as follows:

“Rights of Accumulation (“ROA”) allow you to combine the amount you are investing and the total value of all Class A shares acquired with a front end sales charge of any applicable Funds already owned and described below to reach breakpoint levels and to qualify for sales load discounts on subsequent purchases of Class A shares. Class C Shares which converted to Class A Shares as part of the Fund’s reorganization are eligible for ROA.”

* * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, ALPS Series Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP